LOVE SUN BODY

Share Report

LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   **SAY HELLO**

Dear investors,

We would like to thank all of our Love Sun Body investors. 2024 will be a great year for Love Sun Body with increased distribution throughout the United States, Canada and Europe. We have terrific products in the pipeline, including SPF and non sun care products. We also have some wonderful news and updates that we will share on Wefunder in the beginning of 2024! Best wishes for a successful and healthy 2024!

We need your help!

Investors can help Love Sun Body by sharing the Wefunder campaign with family, friends and business associates. The Wefunder campaign will give Love Sun Body the funds for ads and marketing with social media and digital marketing, to market Love Sun Body throughout the United States, Canada and Europe.Our investors are our biggest advocates. So please share Love Sun Body products with your family and friends. Love Sun Body make a great gift for birthdays and for the holidays!

Sincerely,

Dr. Terry Zickerman
CEO

Brian Brazzo
MD

Our Mission

In next 5 years, our goal is to be a profitable business that is one of the top 5 natural sunscreen brands in the U.S. and one of the top 10 skincare brands in the clean beauty space.

Our Website ⬏



How did we do this year?

REPORT CARD

A-

☺ The Good

We completed the regulatory filings in Europe and the United Kingdom to distribute all love Sun Body formulas in throughout Europe.

We launched all Love Sun Body formulas in Sephora.co.uk and Alyaka.com.

We launched all Love Sun Body formulas on Amazon throughout Europe.

☹ The Bad

Lack of capital for marketing. This is the primary reason for the Wefunder round.

Trying to do it all. We need to expand the team to have additional team members.

Expanding our social media. New investment capital will help drive our presence on social media.

2021-22 At a Glance

Fiscal Year Ends September 30



$165,785 **+136%**
Revenue



-$811,744
Net Loss



$409,970 **+741%**
Short Term Debt



$0
Raised in 2021-22



$65,371
Cash on Hand
As of 12/ 1/23

INCOME   BALANCE   NARRATIVE



Net Margin: -490%   Gross Margin: -86%   Return on Assets: -205%   Earnings per Share: -$0.03   Revenue per Employee: $16,579

Cash to Assets: 51%   Revenue to Receivables: 7,693   Debt Ratio: 103%

📄 Love_Sun_Body_Financials.pdf   📄 Love_Sun_Body_Inc_Financial_Statements___Review_Report.pdf

We ❤ Our 113 Investors

Thank You For Believing In Us

Dr. John Liaci
Dr. Pete I. Maduka-Okafor
Patrick Kitson Robinson
Meaghan Ann
Michael Asaro
Rene Morse
Frank Femino
Joan Mastrorilli
Andrea Liaci
Kevin Stansbury
Steve Kwak
Vaujo LLC
James Denny
Caroline Croydon
Alysia Drakontides
Shari Millican
Gianfranco Giannella
CM Soltero
Pete Rosskamm
Osama Yassin
Lyle Notice
Michael Gaeta
Omar Shamsaldeen
Randolph Wright
Amy Weissman Canale
Donald Salmanowitz
Jonette CARABELLO
James Vancil
Christopher Queitsch
Jenifer Campbell
Jason Roben
Susan Deise
Maen SAMMAN
Thomas Reed
Linda Simeone
Richard L Green
Ryan Keely
Lisa Noeltner
Kandi Clark
David Yokelson
Leonard Howard
Joe Wasiuk
Shelise Rana Madden
Michael Lindenmuth
Joshua Budzinski
Gurpreet Pabla
Qin Sun
James George
Richard Block
Christie Sendbo
Matthew Scherer
Kim Minervini
Darren Jackson
Corina Borsuk
Anthony A Cook
Dennis Ramos
Harry Ioannou
Zachary Cassidy
Lindsay Mikus
Ross Shapiro
Darlene Reaves
Jerri Budzinski
Julia Labaton
Wayne MOWRY
Matthews Nyaku Malebana
Sammy Damelio
Rebekah Holsinger
Anthony John Bertelli
Richard J Patrissi
Rob D
Laxmi Kumaran
Angie Kim
Cameron Lawless
Ali Godrej Patel
Frank Priefler
Dustin Schouten
Belinda Buras
James Sarto
Scott Barna
Rhaimin Castillo
David Komitau
Korey Hlebichuk
Trent Sanderson
Simon Grant
Tonilyn Bruno
Ricardo Beltrán Gaitán
Joseph Cervino
Christopher Paul
Greg DOTSON
Douglas Lughas
Juan Carlos Zamora
Kevin McAuliffe
Diane Haller Rossi
Gary Conklin
Sally A Foley
Linda Weckherlen
Tyson Benson
Steve Hancock
Christopher Eggert
Maurice Hershberger
Prince Kumar
Jessica Wojcicki
Eugene Banks
Jane Gravel
Duvon Atkins

Thank You!

From the Love Sun Body Team



Dr. Terry Zickerman

CEO

Expertise in natural sunscreen formulation. Dr. Zickerman founded Love Sun Body, created and patented the companies 100% natural formulations and patented...



Marissa Sanchez

Head of US Sales

Sales executive with over 25 years of beauty experience. Marissa has represented some of the most prestigious brands,...



Barbara Hutton-Mills

Head of Europe Sales

Sales consultant with over 25 years in beauty. Barbara has represented some of the largest cosmetic companies, including...



Julia Labaton

Head of Public Relations

Julia is the recipient of two Top Women in PR Awards by PR News, Julia is a respected public relations professional and PR...



Bryan Vogel

General Council

Bryan is a nationally-recognized trial attorney and globally-recognized IP strategist, represents clients in intellectua...



Brian M. Hand

General Council

Over 30 years of experience representing public and private companies and entrepreneurs across a broad spectrum of...



Dr. Brian Brazzo

Director

Dr. Brian Brazzo is a board-certified ophthalmologist & fellowship-trained plastic surgeon. Dr. Brazzo is a...



Kevin Gallagher

Director

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he ha...

Details

The Board of Directors

Director	Occupation	Joined
Dr. Brian Brazzo, MD	Oculoplastic Surgeon @ Dr. Brian G. Brazzo, MD	2020
Dr. Terry Zickerman	CEO @ Love Sun Body	2012
Kevin Gallagher	Consultant @ Founder at Kevin Gallagher Consulting LLC	2018

Officers

Officer	Title	Joined
Brian M. Hand	Secretary	2018
Dr. Terry Zickerman	CEO	2012

Voting Power ❓

Holder	Securities Held	Voting Power
Dr. Terry Zickerman	17,099,709 Class A-B Units	63.1%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2016	$200,000	Class A B Membership Interest Units	Section 4(a)(2)
03/2018	$42,800	Class A B Membership Interest Units	Section 4(a)(2)
03/2018	$40,000	Class A B Membership Interest Units	Section 4(a)(2)
09/2018	$1,267,872	Class C LLC Membership Interests	Section 4(a)(2)
05/2019	$300,000		Other
12/2019	$250,001	Class D Membership Interest Units	Section 4(a)(2)
02/2020	$175,000	Class D Membership Interest Units	Section 4(a)(2)
02/2021	$252,280		4(a)(6)
02/2022	$112,564	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Steven Bookoff	05/24/2019	$300,000	$200,000 ❓	12.0%	12/30/2024	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C	7,189,760	4,189,760	No
Class A B	22,305,264	22,305,264	No
Class D	1,989,882	596,720	No

Warrants:	0
Options:	280

Form C Risks:

The Company can offer no guarantee that future results will conform to the projections. Our operations are subject to all risks inherent in an early stage business enterprise operating in a competitive market. Our financial projections represent our expectations of future performance based on assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

Brian M. Hand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

This document contains various forward-looking statements that are based on the Company's beliefs, as well as assumptions made by and information currently available to us. When used in this Memorandum, the words "believe", "anticipate", "expect", "intend" and similar expressions are intended to identify forward-looking statements. The accuracy of forward-looking statements is subject to certain risks, uncertainties and assumptions, including those identified under "RISK FACTORS". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you not to place undue reliance on any such forward-looking statements.

Although the Company believes that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with an early stage business and the competitive environment in which we will operate.

Although we believe that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

The Company's summary financial projections have been developed by Management based on assumptions, estimates and judgments regarding future events. They represent our expectations of future Company performance based on such assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

The Company's development and sales have been delayed and adversely impacted by the worldwide Corona-19 epidemic. We are unable to provide any assurances or estimates regarding the affect that the continuation or exacerbation of the pandemic will have on our business.

We believe that if we are successful in raising at least $1,070,000 from this offering, the net proceeds will be sufficient to meet our current working capital needs for at least the next 12 months, and that thereafter we will have sufficient revenue from our operations to fund our working capital needs. However, there can be no assurance that we will be able to raise the full $1,070,000, or that our operations will produce sufficient revenues to fund our working capital needs. Furthermore, there can be no assurance that we will not need additional capital to carry out our business plan and fund our operations or that such additional capital will be available to us, or be available on terms as beneficial as the terms of this offering. Such additional capital may result in dilution to our members. Our terms as beneficial as the terms of this offering. Such additional capital may result in dilution to our members. Our failure to secure adequate funding necessary to implement our business plan could have a material adverse effect on the Company.

The offering price for the Units the Company is offering was arbitrarily determined and bears no relationship to the Company's assets, book value, earnings or other established criteria of value. In determining the offering price such factors as our operating results to date, limited financial resources, the nature of our assets, estimates of our business potential, estimates of the value of our patents, the amount of equity and management control desired to be retained by our founders and the general condition of the market in which we intend to operate were considered.

Our business plan also includes the expansion of sales of our products into international markets, primarily through distributors. There can be no assurance that we will be able to obtain required regulatory approvals for the sale of our products in international markets, that we will be able to contract with international distributors on favorable terms, or that our products will obtain acceptance in the international markets.

The Company, as a distributor of sun protection products, may be exposed to significant product liability claims by consumers, insurance carriers and other third parties. We believe that our liability insurance coverage is sufficient to protect our business against these risks. However, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. In the event a successful suit is brought against the Company, insufficiency of insurance coverage could have a material adverse effect on us. Moreover, any adverse publicity arising from claims made against us, even if such claims are not successful, could adversely affect the reputation and sales of our products. Furthermore no assurance can be given that we will continue to be able to obtain adequate insurance coverage on terms that are at least as favorable as those currently available to us.

The Company's management will have broad discretion in the application of the net proceeds of this offering.

The Company's Limited Liability Company Agreement provides for indemnification of the Managers and officers to the fullest extent permitted by the laws of the State of Delaware. In addition, under the Limited Liability Company Agreement, no Manager will be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a Manager other than for liability resulting from (i) any breach of the Manager's duty of loyalty to the Company or its members; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) any transaction from which a manager derives an improper personal benefit. As a result of such provisions in the Limited Liability Company Agreement, Members may be unable to recover damages against the Managers and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of members instituting derivative litigation against the Managers and officers and may discourage or deter members from suing the Managers, officers, employees or agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company or its Members.

If the proceeds of this offering and/or the revenues generated by the Company from its operations are insufficient to implement our business plans, as they may be modified from time to time, it may be necessary for us to seek additional capital. We may also issue securities in connection with strategic transactions. Furthermore, as part of our business strategy, we may issue options or warrants to purchase membership interests to management, employees, consultants and business partners. Such future issuances may result in significant dilution to investors in this offering. In addition the terms of the securities issued in connection with any of the foregoing may provide for rights and privileges that are superior to those associated with the Units.

We intend to make annual distributions of the profits allocated to Members out of our liquid assets in order to provide Members with the liquidity to pay taxes due on their profit allocation, if any. In addition, our Limited Liability Company Agreement authorizes the payment of guaranteed distributions to Members who perform services for the Company. We are not required to make any other discretionary distributions to Members. In addition, our Limited Liability Company Agreement contains limitations on Members' abilities to make withdrawals from their capital accounts. Members may not be able to access the cash in their capital accounts for emergencies or otherwise.

Neither the Company, nor anyone on our behalf, has knowingly made any misleading or untrue statements of a material fact, or omitted statements of a material fact necessary to make the statements made not misleading. Notwithstanding the foregoing, this document does not purport to be a complete summary of all material information relevant to an investment decision and should not be relied upon by you without adequate due diligence (including requests for additional information if you feel it necessary in order to make an informed investment decision), and complete reading of all documents provided to you and full understanding of the contents.

Purchasers of the Units the Company is offering must be aware of the potential long-term nature of their investment and be able to bear the economic risks of their investment for an indefinite period of time. The Units are being offered for investment purposes only and not with a view to resale. No trading market currently exists for any securities of the Company, and there can be no assurance that such market will develop after an investment in the Company. The Units offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Units are being offered and sold pursuant to exemptions from applicable federal and state registration requirements, allowing for transactions which do not involve a "public offering". We have no obligation to register the Units in the future. Any subsequent sales of the Units by investors may only be permissible if an exemption from the applicable federal and state registration provisions is available at the time of the proposed sale. We cannot guarantee that such an exemption will be available. We are not presently subject to the periodic reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and may or may not choose to make available to the public, in the foreseeable future, information with respect to our affairs sufficient to permit the use of Rule 144 under the Securities Act as a means of disposing of an investment in the Company. Consequently, you may not be able to liquidate your investment in the event of any emergency.

The securities the Company is offering are highly speculative and involve a high degree of risk. There can be no guarantee that you will realize a substantial return on your investment, or any return at all, or that you will not lose your entire investment. For this reason, you should read all information provided carefully and should consult with you own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

The Company plans to expand distribution through premium retail stores and on-line sales, with a goal of establishing nationwide distribution. There can be no assurance that we will be successful in our efforts to expand distribution through these channels or that any retail stores will provide sufficient business, sales and distribution support to us in the appropriate market for our products.

A variety of factors may cause our operating results to fluctuate significantly. Many of these factors are outside of our control. They include: the effectiveness of our new product launch and sales and marketing campaign; market acceptance of our products; our ability to develop new products; the amount and timing of operating costs and capital expenditures; introduction by competitors of new or enhanced products; price competition; and fluctuations in general economic conditions as well as economic conditions specific to our industry. One or more of these factors could materially and adversely affect our operating results in future periods. These factors could have a material adverse impact on our ability to implement our business plan, achieve our financial projections or achieve profitability.

The Company was formed in 2012 and has never been profitable. Our operating history may not provide a meaningful basis on which to evaluate our business. There can be no assurance that we will reach or maintain profitability or generate sufficient funds from operations to meet our cash commitments. We anticipate that our operating expenses will increase as we grow. However, any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to: -implement our business model and strategy and adapt and modify them as needed -increase awareness of our brand, protect our reputation and develop customer loyalty -anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on its business from time to time as they respond to evolving social, environmental and economic changes -manage expanding operations and product offerings -develop international markets for our products -obtain required regulatory approvals for our towel applicators effectively -defend our patents from challenges and infringement -maintain adequate control of expenses -attract, retain and motivate qualified personnel -maintain and develop new contractual arrangements with manufacturers, retailers, influencers and other important operational relationships -anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in applicable government regulations, actions taken by our competitors, technological developments and other significant competitive and market dynamics If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected. If we cannot generate sufficient revenues to operate profitably or we are unable to raise additional capital, we may enter into a business combination which may ultimately decrease value to our Members or cause us to cease operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company and will not have voting rights, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Board of Managers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

All management authority is vested in the Company's Board of Managers. The principal holder of units, Dr. Terry Zickerman, is a member of the Board. The Board may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the holders of a majority of the issued units, may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. These unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Unitholders could decide to force the Company to sell their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if the Board causes the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our Class D membership units that take into account factors such as the following:

unrelated third party valuations of our Class D membership units;
the price at which we sell other securities, such as convertible debt or other classes of units, in light of the rights, preferences and privileges of our those securities relative to those of our Class D Membership units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Love Sun Body, Inc.

Delaware Corporation
Organized May 2021
10 employees
50 Cummings Circle
West Orange NJ 07052 http://lovesunbody.com

Business Description

Refer to the Love Sun Body profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Love Sun Body has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2022 report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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